
13000347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 29, 2012**
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________to_________
Commission File Number 1-5039

WEIS MARKETS, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA	24-0755415
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 S. Second Street
P. O. Box 471
Sunbury, Pennsylvania
(Address of principal executive offices)

17801-0471
(Zip Code)

Registrant's telephone number, including area code: (570) 286-4571 Registrant's web address: www.weismarkets.com

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]
Accelerated filer [X]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of Common Stock held by non-affiliates of the Registrant is approximately $537,000,000 as of June 30, 2012 the last business day of the most recently completed second quarter.

Shares of common stock outstanding as of March 14, 2013 - 26,898,443.

DOCUMENTS INCORPORATED BY REFERENCE: Selected portions of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 are incorporated by reference in Part III of this Form 10-K.

WEIS MARKETS, INC.

TABLE OF CONTENTS

WEIS MARKETS, INC.

PART I

Item 1. Business:

Weis Markets, Inc. is a Pennsylvania business founded by Harry and Sigmund Weis in 1912 and incorporated in 1924. The Company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the Company's business during fiscal 2012. The Company's stock has been traded on the New York Stock Exchange since 1965 under the symbol "WMK." The Weis family currently owns approximately 65% of the outstanding shares. Robert F. Weis serves as Chairman of the Board of Directors, and Jonathan H. Weis, son of Robert F. Weis, serves as Vice Chairman and Secretary.

The Company's retail food stores sell groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, pharmacy services, deli products, prepared foods, bakery products, beer and wine, fuel and general merchandise items, such as health and beauty care and household products. In addition, some stores offer third party services including: in-store banks, post offices and take-out restaurants. The Company advertises its products and promotes its brand through weekly newspaper circulars; radio and television ads; e-mail blasts; and on-line via its website, social media and mobile applications. Printed circulars are used extensively on a weekly basis to advertise featured items. The Company utilizes a loyalty card program, "Weis Club Preferred Shopper," which allows customers to receive discounts, promotions and rewards. The Company currently owns and operates 165 retail food stores, two of which were opened in the beginning of 2013. The Company's operations are reported as a single reportable segment.

The following table provides additional detail on the percentage of consolidated net sales contributed by product category for fiscal years 2012, 2011, and 2010, respectively:

	2012	2011	2010
Center Store (1)	59.5 %	59.9 %	60.9 %
Fresh (2)	28.1	27.9	27.7
Pharmacy Services	8.7	8.8	8.8
Fuel	3.5	3.1	2.3
Other	0.2	0.3	0.3
Consolidated net sales	100.0 %	100.0 %	100.0 %

(1) Consists primarily of groceries, dairy products, frozen foods, beer and wine, and general merchandise items, such as health and beauty care and household products.
(2) Consists primarily of meats, seafood, fresh produce, floral, deli products, prepared foods and bakery products.

At the end of 2012, Weis Markets, Inc. operated 23 stores in Maryland, 3 stores in New Jersey, 11 stores in New York, 123 stores in Pennsylvania and 2 stores in West Virginia, for a total of 162 retail food stores operating under the Weis Markets trade name. Weis Markets, Inc. also operated one Save-A-Lot retail food store in Pennsylvania.

Item 1. Business: (continued)

All retail food store locations, except Save-A-Lot, operate as conventional supermarkets. Save-A-Lot's limited assortment format serves value-focused customers. The retail food stores range in size from 8,000 to 70,000 square feet, with an average size of approximately 49,000 square feet. The following summarizes the number of stores by size categories as of year-end:

Square feet	2012 Number of stores	2012 % of Total	2011 Number of stores	2011 % of Total
55,000 to 70,000	49	30%	46	29%
45,000 to 54,999	72	44%	70	43%
35,000 to 44,999	24	15%	26	16%
25,000 to 34,999	12	7%	13	8%
Under 25,000	6	4%	6	4%
Total	163	100%	161	100%

The following schedule shows the changes in the number of retail food stores, total square footage and store additions/remodels as of year-end:

	2012	2011	2010	2009	2008
Beginning store count	161	164	164	154	154
New stores (1)	4	1	---	11	1
Opened relocated stores	1	1	---	---	---
Closed stores	(2)	(4)	---	(1)	(1)
Closed relocated stores	(1)	(1)	---	---	---
Ending store count	163	161	164	164	154
Total square feet (000's), at year-end	8,054	7,877	7,887	7,888	7,402
Additions/major remodels	13	9	4	5	8

(1) On June 11, 2012, Weis Markets, Inc. acquired three former Genuardi's stores located in Conshohocken, Doylestown and Norristown, Pennsylvania from Safeway Inc. On August 23, 2009, the Company acquired eleven Giant Markets stores located in Broome County, New York including units in Binghamton, Vestal, Endicott, Endwell and Johnson City.

The Company supports its retail operations through a centrally located distribution facility, its own transportation fleet, three manufacturing facilities and its administrative offices. The Company is required to use a significant amount of working capital to provide for the necessary amount of inventory to meet demand for its products through efficient use of buying power and effective utilization of space in its distribution facilities. The manufacturing facilities consist of a meat processing plant, an ice cream plant and a milk processing plant.

The Company operates in a highly competitive market place. The number and the variety of competitors vary by market. The Company's principal competition consists of international, national, regional and local food chains, as well as independent food stores. The Company also faces substantial competition from convenience stores, membership warehouse clubs, specialty retailers, supercenters and large-scale drug and pharmaceutical chains. The Company continues to effectively compete by offering a strong combination of value, quality and service.

The Company currently employs approximately 17,400 full-time and part-time associates.

Item 1. Business: (continued)

Trade Names and Trademarks. The Company has invested significantly in the development and protection of "Weis Markets" both as a trade name and a trademark and considers it to be an important asset. The Company is the exclusive licensee of more than 60 other trademarks registered and/or pending in the United States Patent and Trademark Office from WMK Holdings, Inc., including trademarks for its product lines and promotions such as Weis, Weis 2 Go, Weis Wonder Chicken, Price Freeze, Weis Gas-n-Go, From The Field, and Healthy Bites. Each trademark registration is for an initial period of 10 years and may be renewed so long as it is in continued use in commerce.

The Company considers its trademarks to be of material importance to its business and actively defends and enforces its rights.

The Company maintains a corporate web site at *www.weismarkets.com.* The Company makes available, free of charge, on the "Corporate Information" section of its web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the Company electronically files such material or furnishes it to the U.S. Securities and Exchange Commission (SEC) by clicking on the "SEC Information" link.

The Company's Corporate Governance materials can be found in the "Corporate Information" section of the Company's web site. These materials include the corporate governance guidelines; the charters of the Audit, Compensation and Disclosure Committees; and both the Code of Business Conduct and Ethics and the Code of Ethics for the CEO and CFO. A copy of the foregoing corporate governance materials is available upon written request to the Company's principal executive offices.

Item 1a. Risk Factors:

In addition to risks and uncertainties in the ordinary course of business common to all businesses, important factors are listed below specific to the Company and its industry, which could materially impact its future performance.

The Company's industry is highly competitive. If the Company is unable to compete effectively, the Company's financial condition and results of operations could be materially affected.

The retail food industry is intensely price competitive, and the competition the Company encounters may have a negative impact on product retail prices. The financial results may be adversely impacted by a competitive environment that could cause the Company to reduce retail prices without a reduction in its product cost to maintain market share; thus reducing sales and gross profit margins.

The trade area of the Company is located within a region and is subject to the economic, social and climate variables of that region.

The Company's stores are concentrated in central and northeast Pennsylvania, central Maryland, suburban Baltimore regions and the Southern Tier of New York. Changes in economic and social conditions in the Company's operating regions, including fluctuations in the inflation rate along with changes in population and employment and job growth rates, affect customer shopping habits. These changes may negatively impact sales and earnings. Business disruptions due to weather and catastrophic events historically have been few. The Company's geographic regions could receive an extreme variance in the amount of annual snowfall that may materially affect sales and expense results.

The Company may be unable to retain key management personnel.

The Company's success depends to a significant degree upon the continued contributions of senior management. The loss of any key member of management may prevent the Company from implementing its business plans in a timely manner. In addition, employment conditions specifically may affect the Company's ability to hire and train qualified associates.

Item 1a. Risk Factors: (continued)

Food safety issues could result in the loss of consumer confidence in the Company.

Customers count on the Company to provide them with wholesome food products. Concerns regarding the safety of food products sold in its stores could cause shoppers to avoid purchasing certain products from the Company, or to seek alternative sources of supply for all of their food needs, even if the basis for the concern is outside of the Company's control. Any lost confidence on the part of its customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by the Company, regardless of the cause, could have a substantial and adverse effect on operations.

The failure to execute expansion plans could have a material adverse effect on the Company's business and results of its operations.

Circumstances outside the Company's control could negatively impact anticipated capital investments in store, distribution and manufacturing projects, information technology and equipment. The Company cannot determine with certainty whether its new stores will be successful. The failure to expand by successfully opening new stores as planned, or the failure of a significant number of these stores to perform as planned, could have a material adverse effect on the Company's business and results of its operations.

Disruptions or security breaches in the Company's information technology systems could adversely affect results.

The Company's business is highly dependent on complex information technology systems that are vital to its continuing operations. If the Company was to experience difficulties maintaining existing systems or implementing new systems, significant losses could be incurred due to disruptions in its operations. Additionally, these systems contain valuable proprietary data that, if breached, would have an adverse effect on the Company.

The Company is affected by certain operating costs which could increase or fluctuate considerably.

Associate expenses contribute to the majority of the Company's operating costs. The Company's financial performance is potentially affected by increasing wage and benefit costs, a competitive labor market, regulatory wage increases and the risk of unionized labor disruptions of its non-union workforce. The Company's profit is particularly sensitive to the cost of oil. Oil prices directly affect the Company's product transportation costs, as well as its utility and petroleum-based supply costs. It also affects the costs of its suppliers, which impacts its cost of goods. Even with recently enacted Government legislation, including the Dodd-Frank Amendment, the Company continues to remain concerned about the continual rise in interchange fees for accepting payment cards at the point of sale. As the use of payment cards increases and processors continue to raise their rates, this expense has the ability to decrease profit margins.

Various aspects of the Company's business are subject to federal, state and local laws and regulations.

The Company is subject to various federal, state and local laws, regulations and administrative practices that affect the Company's business. The Company must comply with numerous provisions regulating health and sanitation standards, food labeling, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. The Company's compliance with these regulations may require additional capital expenditures and could adversely affect the Company's ability to conduct the Company's business as planned. Management cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state, and local regulatory schemes would have on the Company's future business. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on the Company's results of operations and financial condition.

Item 1a. Risk Factors: (continued)

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect the Company.

The Company uses a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and associate medical benefit claims. Management estimates the liabilities associated with the risks retained by the Company, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The Company was liable for associate health claims up to an annual maximum of $750,000 per member prior to March 1, 2012, $1,250,000 per member prior to March 1, 2013 and is liable for associate health claims up to an annual maximum of $2,000,000 per member as of March 1, 2013. The Company is liable for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000. Although the Company has minimized its exposure on individual claims, the Company, for the benefit of cost savings, has accepted the risk of an unusual amount of independent multiple material claims arising, which could have a significant impact on earnings.

Changes in tax laws may result in higher income tax.

The Company's future effective tax rate may increase from current rates due to changes in laws and the status of pending items with various taxing authorities. Currently, the Company benefits from a combination of its corporate structure and certain state tax laws.

The Company's investment portfolio may suffer losses from changes in market interest rates and changes in market conditions which could adversely affect results of operations or liquidity.

As of December 29, 2012, the Company had $21.4 million in cash and cash equivalents and $82.5 million in marketable securities. The Company's marketable securities consist of municipal bonds and equity securities. These investments are subject to general credit, liquidity, market and interest rate risks. Substantially all of these securities are subject to interest rate and credit risk and will decline in value if interest rates increase or one of the issuers' credit ratings is reduced. As a result, the Company may experience a reduction in value or loss of liquidity from investments, which may have a negative impact on the Company's results of operations, liquidity and financial condition. The Federal Deposit Insurance Corporation (FDIC) insures amounts up to $250,000 per depositor, per insured bank, for each account ownership category. The Company has balances in bank accounts that may exceed the insured amount leaving the Company exposed for any amounts over the $250,000 limit.

The Company is a controlled Company due to the common stock holdings of the Weis family.

The Weis family's share ownership represents approximately 65% of the combined voting power of the Company's common stock as of December 29, 2012. As a result, the Weis family has the power to elect a majority of the Company's directors and approve any action requiring the approval of the shareholders of the Company, including adopting certain amendments to the Company's charter and approving mergers or sales of substantially all of the Company's assets. Currently, two of the Company's seven directors are members of the Weis family.

Changes in vendor promotions or allowances, including the way vendors target their promotional spending, and the Company's ability to effectively manage these programs could significantly impact margins and profitability.

The Company cooperatively engages in a variety of promotional programs with its vendors. As the parties assess the results of specific promotions and plan for future promotions, the nature of these programs and the allocation of dollars among them changes over time. The Company manages these programs to maintain or improve margins while at the same time increasing sales. A reduction in overall promotional spending or a shift by vendors in promotional spending away from certain types of promotions that the Company and its customers have historically utilized could have a significant impact on profitability.

Item 1a. Risk Factors: (continued)

Proposed changes to financial accounting standards could require the Company's store leases to be recognized on the balance sheet.

The Company has significant obligations relating to its current operating leases. Proposed changes to financial accounting standards could require such leases to be recognized on the balance sheet. As of December 29, 2012, the Company had operating lease commitments of approximately $224.2 million, scheduled through 2028. These leases are classified as operating leases and disclosed in Note 5 to the Company's audited consolidated financial statements set forth in Item 8 below, but are not reflected as liabilities on the consolidated balance sheets. In August 2010, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") issued a joint discussion paper highlighting proposed changes to financial accounting standards for leases. Currently, Accounting Standards Codification 840 ("ASC 840"), Leases (formerly Statement of Financial Accounting Standards 13, Accounting for Leases) requires that operating leases are classified as an off-balance sheet transaction and only the current year operating lease expense is accounted for in the income statement. In order to determine the proper classification of the Company's stores as either operating leases or capital leases, the Company must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of the Company's store leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in the Company's consolidated balance sheets, which means that neither a leased asset nor an obligation for future lease payments is reflected in the consolidated balance sheets. The proposed changes to ASC 840 would require that substantially all operating leases be recognized as assets and liabilities on the balance sheet. The right to use the leased property would be capitalized as an asset and the present value of future lease payments would be accounted for as a liability. The effective date, which has not been determined, could be as early as 2013 and may require retrospective adoption. This will result in a significant increase in the liabilities reflected on the Company's balance sheet and in the interest expense and depreciation and amortization expense reflected in the Company's income statement, while reducing the amount of rent expense. This could potentially decrease net income.

Item 1b. Unresolved Staff Comments:

There are no unresolved staff comments.

Item 2. Properties:

The Company currently owns and operates 82 of its retail food stores, and leases and operates 83 stores under operating leases that expire at various dates through 2028. The Company owns all trade fixtures and equipment in its stores and several parcels of vacant land, which are available as locations for possible future stores or other expansion.

The Company owns and operates one distribution center in Milton, Pennsylvania of approximately 1.1 million square feet, and one in Northumberland, Pennsylvania totaling approximately 76,000 square feet. The Company also owns one warehouse complex in Sunbury, Pennsylvania totaling approximately 553,000 square feet. The Company operates an ice cream plant, meat processing plant and milk processing plant in 259,000 square feet at its Sunbury location.

Item 3. Legal Proceedings:

Neither the Company nor any subsidiary is presently a party to, nor is any of their property subject to, any pending legal proceedings, other than routine litigation incidental to the business.

Executive Officers of the Registrant

The following sets forth the names and ages of the Company's executive officers as of March 14, 2013, indicating all positions held during the past five years:

Name	Age	Title
Robert F. Weis (a)	93	Chairman of the Board
Jonathan H. Weis (b)	45	Vice Chairman and Secretary
David J. Hepfinger (c)	54	President and Chief Executive Officer
Kurt A. Schertle (d)	41	Executive Vice President of Sales and Merchandising
Scott F. Frost (e)	50	Senior Vice President, Chief Financial Officer and Treasurer
Harold G. Graber (f)	57	Senior Vice President of Real Estate and Development
James E. Marcil (g)	54	Senior Vice President of Human Resources
Michael F. Mignola (h)	48	Senior Vice President of Store Operations

(a) ***Robert F. Weis.*** The Company has employed Mr. Weis since 1946. Mr. Weis served as Chairman and Treasurer from 1995 until April 2002, at which time he was appointed Chairman of the Board.

(b) ***Jonathan H. Weis.*** The Company has employed Mr. Weis since 1989. Mr. Weis served the Company as Vice President of Property Management and Development from 1996 until April 2002, at which time he was appointed as Vice President and Secretary. In January of 2004, the Board appointed Mr. Weis as Vice Chairman and Secretary.

(c) ***David J. Hepfinger.*** Mr. Hepfinger joined the Company on March 1, 2008 as its President and Chief Operating Officer. Mr. Hepfinger has served the Company as President and Chief Executive Officer since January 1, 2009. Prior to joining the Company, Mr. Hepfinger worked for Price Chopper Supermarkets, a chain of supermarkets headquartered in Rotterdam, NY, for 32 years in various capacities including his last position as Senior Vice President Retail and Administration.

(d) ***Kurt A. Schertle.*** The Company hired Mr. Schertle on March 1, 2009 as its Vice President of Sales and Merchandising. In February 2010, Mr. Schertle was promoted to Senior Vice President of Sales and Merchandising. In July, 2012, Mr. Schertle was promoted to Executive Vice President of Sales and Merchandising. Prior to joining the Company, Mr. Schertle was President and Chief Operating Officer of Tree Top Kids, a specialty toy retailer, from 2007 until 2009. Mr. Schertle has more than 20 years of food retailing experience, mostly with Shoppers Food & Pharmacy, a banner of SUPERVALU, where he worked in various capacities including his last position as a Senior Vice President for Marketing and Merchandising from 2005 until 2007.

(e) ***Scott F. Frost.*** Mr. Frost joined the Company full-time in 1984 and he has held various positions since then. The Company appointed Mr. Frost as Vice President, Chief Financial Officer and Treasurer on October 26, 2009. In January 2011, Mr. Frost was promoted to Senior Vice President, Chief Financial Officer and Treasurer. Mr. Frost also served as Acting Chief Financial Officer, Controller, Assistant Treasurer and Assistant Secretary of the Company during the past five years.

(f) ***Harold G. Graber.*** Mr. Graber joined the Company in October 1989 as the Director of Real Estate. Mr. Graber, who served the Company as Vice President for Real Estate since 1996, was promoted to Senior Vice President of Real Estate and Development in February 2010.

(g) ***James E. Marcil.*** Mr. Marcil joined the Company in September 2002 as Vice President of Human Resources. In February 2010, Mr. Marcil was promoted to Senior Vice President of Human Resources.

(h) ***Michael F. Mignola.*** Mr. Mignola joined the Company in July 2008 as its General Manager of one of the Company's regions. In February 2010, Mr. Mignola was promoted to Regional Vice President. In January 2011, Mr. Mignola was promoted to Vice President of Merchandising. As of April 2011, Mr. Mignola was Vice President of Center Store Sales and Merchandising. In August 2011, Mr. Mignola became Vice President of Store Operations. In March 2013, Mr. Mignola was promoted to Senior Vice President of Store Operation. Prior to joining the Company, Mr. Mignola worked for Price Chopper Supermarkets, a chain of supermarkets headquartered in Rotterdam, NY, for 28 years in various capacities including his last position as a Regional Supervisor.

WEIS MARKETS, INC.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities:

The Company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders, including individual participants in security position listings, on December 29, 2012 as provided by the Company's transfer agent was 6,174. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2012			2011		
	Stock Price		Dividend	Stock Price		Dividend
Quarter	High	Low	Per Share	High	Low	Per Share
First	$ 44.85	$ 39.66	$ .30	$ 40.96	$ 38.67	$ .29
Second	45.90	42.07	.30	41.82	38.03	.29
Third	45.96	41.15	.30	42.20	36.64	.29
Fourth	42.63	37.65	.30	42.01	36.52	1.30

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the S&P Composite-500 Stock Index and the cumulative total return of a published group index for the Retail Grocery Stores Industry ("Peer Group"), provided by Value Line, Inc., for the period of five years. The graph depicts $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding year in Weis Markets, Inc. common stock, S&P 500, and the Peer Group. The cumulative total return assumes reinvestment of dividends.

Comparative Five-Year Total Returns


$130
$120
$110
$100
$90
$80
$70
$60
2007
2008
2009
2010
2011
2012
Weis Markets Inc
S&P 500
Peer Group

	2007	2008	2009	2010	2011	2012
Weis Markets, Inc.	**100.00**	**87.12**	**97.43**	**111.60**	**116.71**	**117.68**
S&P 500	100.00	63.00	79.67	91.67	93.60	108.58
Peer Group	100.00	77.38	79.27	93.43	106.65	123.46

WEIS MARKETS, INC.

Item 6. Selected Financial Data:

The following selected historical financial information has been derived from the Company's audited consolidated financial statements. This information should be read in connection with the Company's Consolidated Financial Statements and the Notes thereto, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 7.

Five Year Review of Operations

(dollars in thousands, except shares, per share amounts and store information)	**52 Weeks Ended Dec. 29, 2012**	**53 Weeks Ended Dec. 31, 2011**	**52 Weeks Ended Dec. 25, 2010**	**52 Weeks Ended Dec. 26, 2009**	**52 Weeks Ended Dec. 27, 2008**
Net sales	**$ 2,701,405**	$ 2,752,504	$ 2,620,378	$ 2,516,175	$ 2,422,361
Costs and expenses	**2,574,373**	2,638,224	2,515,062	2,419,824	2,354,780
Income from operations	**127,032**	114,280	105,316	96,351	67,581
Investment and other income	**3,882**	3,326	2,069	1,556	2,532
Income before provision for income taxes	**130,914**	117,606	107,385	97,907	70,113
Provision for income taxes	**48,403**	42,022	39,094	35,107	23,118
Net income	**82,511**	75,584	68,291	62,800	46,995
Retained earnings, beginning of year	**881,346**	864,132	827,042	795,473	779,760
	963,857	939,716	895,333	858,273	826,755
Cash dividends	**32,278**	58,370	31,201	31,231	31,282
Retained earnings, end of year	**$ 931,579**	$ 881,346	$ 864,132	$ 827,042	$ 795,473
Weighted-average shares outstanding, diluted	**26,898,443**	26,898,443	26,898,443	26,920,551	26,966,647
Cash dividends per share	**$ 1.20**	$ 2.17	$ 1.16	$ 1.16	$ 1.16
Basic and diluted earnings per share	**$ 3.07**	$ 2.81	$ 2.54	$ 2.33	$ 1.74
Working capital	**$ 229,748**	$ 223,742	$ 234,889	$ 173,159	$ 158,932
Total assets	**$ 1,090,440**	$ 1,029,004	$ 992,081	$ 916,515	$ 848,214
Shareholders' equity	**$ 795,690**	$ 745,886	$ 728,127	$ 690,764	$ 661,100
Number of grocery stores	**163**	161	164	164	154

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations:

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand Weis Markets, Inc., its operations and its present business environment. The MD&A is provided as a supplement to and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto contained in "Item 8. Financial Statements and Supplementary Data" of this report. The following analysis should also be read in conjunction with the Financial Statements included in the 2012 Quarterly Reports on Form 10-Q and the 2011 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as well as the cautionary statement captioned "Forward-Looking Statements" immediately following this analysis. This overview summarizes the MD&A, which includes the following sections:

- Company Overview - a general description of the Company's business and strategic imperatives.
- Results of Operations - an analysis of the Company's consolidated results of operations for the three years presented in the Company's consolidated financial statements.
- Liquidity and Capital Resources - an analysis of cash flows, aggregate contractual obligations, and off-balance sheet arrangements.
- Critical Accounting Estimates - a discussion of accounting policies that require critical judgments and estimates.

Company Overview

General

Weis Markets, Inc. was founded in 1912 by Harry and Sigmund Weis in Sunbury, Pennsylvania. Today, the Company ranks among the top 50 food and drug retailers in the United States in revenues generated. As of December 29, 2012, the Company operated 163 retail food stores in Pennsylvania and four surrounding states: Maryland, New Jersey, New York and West Virginia.

Company revenues are generated in its retail food stores from the sale of a wide variety of consumer products including groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, pharmacy services, deli products, prepared foods, bakery products, beer and wine, fuel, and general merchandise items, such as health and beauty care and household products. The Company supports its retail operations through a centrally located distribution facility, its own transportation fleet, three manufacturing facilities and its administrative offices. The Company's operations are reported as a single reportable segment.

Company Overview (continued)

Strategic Imperatives

The following strategic imperatives will be focused upon by the Company to attempt to ensure the success of the Company in the coming years:

- Establish a Sales Driven Culture – The Company continues to focus on sales and profits growth, improved operating discipline, increased productivity and positive cash flow. The Company believes disciplined growth will increase its market share and operating profits, resulting in enhanced shareholder value. The Company's method of driving sales includes flawless preparation and execution of sales programs, investing in new stores, remodels and strategic acquisitions. Communicating clear executable standards and aligning performance measures across the organization will help instill a sales driven operating environment.

- Continuously Upgrade Organizational Talent Pool – In support of the Company's growth and sales building strategies, the Company is committed to growing leaders at every level throughout the organization through enhanced leadership development programs, succession planning, and establishing rewarding career paths. The Company believes that associate talent directly impacts the ability to execute strategic plans and views this as a strategic imperative for future growth.

- Become More Relevant to Consumers – Understanding the consumer is crucial to the Company's strategic plan. Research can be done by studying core consumers and casual consumers' wants and needs. Measuring customer satisfaction and sharing insights across the organization will help communication between management and its consumers. The Company thrives on customer loyalty through using local produce and merchandise. It will continue to invest in its growth by investing in new stores, remodels and additions and strategic acquisitions, to help retain and attract new consumers.

- Create Meaningful Differentiation – The Company has identified product pricing, locally focused store assortments, shopping experience, overall convenience and customer service as critical components of future success. The strategy includes developing improved customer service training and setting customer service measurements and goals. As part of this strategy, management is committed to offering its customers a strong combination of quality, service and value. It will continue to offer competitive prices on branded and private brand products to exceed customers' expectations.

- Significantly Improve Decision Support and Measurement – The Company will continue to make investments in its information technology systems and distribution network. This will help improve associate productivity, overall store conditions and the overall customer experience with user-friendly, support driven systems. These systems will continue to play a key role in the measurement of the Company's strategic decisions and provide valuable insight into customer behavior, shopping trends, and financial returns. Management will continue to streamline its supply chain by focusing on improving inventory turns, cost per case, in-stock position and overall service levels, which will help improve in-store conditions and result in increased sales and profits.

- Focus on Sustainability Strategies – The Company continues to focus on green best-practices, conservation, food and agricultural impact and social responsibility. The Company views being good stewards in the communities where we operate, as an important component of overall success. In 2012, the Company recycled over 46 million pounds of cardboard, 1.7 million pounds of plastic bags, 375 tons of paper and over 40 tons of pharmacy plastics. Food sustainability and the impact on the environment will continue to influence the Company's strategic plans.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations

Analysis of Consolidated Statements of Income
(dollars in thousands except per share amounts)
For the Fiscal Years Ended December 29, 2012, December 31, 2011 and December 25, 2010

	2012 (52 weeks)	2011 (53 weeks)	2010 (52 weeks)	Percent Changes 2012 vs. 2011	Percent Changes 2011 vs. 2010
Net sales	$ 2,701,405	$ 2,752,504	$ 2,620,378	(1.9) %	5.0 %
Cost of sales, including warehousing and distribution expenses	1,958,852	2,016,649	1,906,753	(2.9)	5.8
Gross profit on sales	742,553	735,855	713,625	0.9	3.1
Gross profit margin	27.5 %	26.7 %	27.2 %		
Operating, general and administrative expenses	615,521	621,575	608,309	(1.0)	2.2
O, G & A, percent of net sales	22.8 %	22.6 %	23.2 %		
Income from operations	127,032	114,280	105,316	11.2	8.5
Operating Margin	4.7 %	4.2 %	4.0 %		
Investment income	3,468	3,326	2,069	4.3	60.8
Investment income, percent of net sales	0.1 %	0.1 %	0.1 %		
Other income	414	-	-	100.0	-
Other income, percent of net sales	0.0 %	- %	- %		
Income before provision for income taxes	130,914	117,606	107,385	11.3	9.5
Provision for income taxes	48,403	42,022	39,094	15.2	7.5
Effective tax rate	37.0 %	35.7 %	36.4 %		
Net income	$ 82,511	$ 75,584	$ 68,291	9.2 %	10.7 %
Net income, percent of net sales	3.1 %	2.7 %	2.6 %		
Basic and diluted earnings per share	$ 3.07	$ 2.81	$ 2.54	9.3 %	10.6 %

Income is earned by selling merchandise at price levels that produce revenues in excess of cost of merchandise sold and operating and administrative expenses. Although the Company may experience short term fluctuations in its earnings due to unforeseen short-term operating cost increases, it historically has been able to increase revenues and maintain stable earnings from year to year.

Net Sales

The Company's revenues are earned and cash is generated as merchandise is sold to customers at the point of sale. Discounts, except those provided by a vendor, are recognized as a reduction in sales as products are sold or over the life of a promotional program if redeemable in the future.

Total store sales decreased 1.9% from 2012, a 52-week period, compared to 2011, a 53-week period. Excluding fuel sales, total sales decreased 2.3%. Adjusting for the extra week in 2011, there was no change in total sales from 2012 to 2011, while total sales increased 4.1% in 2011 compared to 2010. Excluding fuel sales and adjusting for the extra week in 2011, total sales decreased 0.4% in 2012 compared to 2011, and increased 3.3% in 2011 compared to 2010.

When calculating the percentage change in comparable store sales, the Company defines a new store to be comparable when it has been in operation for five full quarters. Relocated stores and stores with expanded square footage are included in comparable store sales since these units are located in existing markets and are open during construction. Planned store dispositions are excluded from the calculation. The Company only includes retail food stores in the calculation.

Comparable store sales decreased 2.0% in 2012, a 52-week period, compared to 2011, a 53-week period. Excluding fuel sales, comparable store sales decreased 2.4% in 2012 compared to 2011. Adjusting for the extra week in 2011, comparable store sales decreased 0.1% in 2012 compared to 2011 and increased 4.2% in 2011 compared to 2010. Excluding fuel sales and adjusting for the extra week in 2011, comparable store sales decreased 0.5% in 2012 compared to 2011 and increased 3.5% in 2011 compared to 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

The Company's operating regions continue to be hindered by slow economic growth, high unemployment and declining household income, particularly in Northeastern Pennsylvania, New York's Southern Tier and parts of Central Pennsylvania. Many customers remain cautious in their spending and continue to focus on value and long term savings. To meet these needs, the Company continued to make significant investments in its "Price Freeze" and "Get Grillin'" promotional programs. The Company ran two successful "Price Freeze" programs in 2012. The first program froze prices of approximately 1,700 staple items for a 90-day period. The second "Price Freeze" program froze prices on over 1,000 items for 100 days, in honor of the Company's 100th anniversary. The Company launched a tenth round of its "Price Freeze" program on January 6, 2013. This program froze prices on more than 2,000 products for a 90-day period. The "Get Grillin'" promotional program was a reduced pricing program on top items throughout the store that our customers found to be the most seasonally relevant. This program also lowered prices of approximately 1,200 items for a thirteen-week period.

In addition to the "Price Freeze" and "Get Grillin'" promotional programs, the Company also offered its "Gas Rewards" program in most markets. The "Gas Rewards" program allows Weis Preferred Shoppers club card members to earn gas discounts resulting from their in-store purchases. Customers can redeem these gas discounts at Sheetz convenience stores, located in most of the Company's markets, at Manley's Mighty Mart Valero locations, in the Binghamton, NY market or at any of the twenty-two Weis Gas-n-Go locations.

The Company continued to employ a disciplined marketing and advertising strategy, along with targeted promotional activity in key markets, to help maintain its market share and increase its profits. During 2012, the Company generated a 1.7% increase in average sales per customer transaction while the number of identical customer store visits decreased by 3.4%. In the fourth quarter of 2011, in preparation for the Company's 100th anniversary celebration in 2012, the Company launched its Gold Card program, an extension of its existing Preferred Club Shopper program. The Gold Card program targets the Company's best shoppers with personalized offers and strong values to help them save money.

In 2011, the Company launched "Your Neighbors, Our Farmers" local produce campaign, highlighting the long-term contributions of thirteen farmers and their families who supply Weis Markets' stores with local produce. The Company remains committed to buying local produce, which helps conserve resources and benefits the economies of the states where Weis Markets operates stores. Adjusting for the extra week in 2011, produce sales increased 1.6% in 2012 compared to 2011 and 4.9% in 2011 compared to 2010. These increases are attributed to an increase in produce units sold, solid in-store execution of merchandising plans, hotter ads in key categories and product inflation in 2011. In addition, floral sales increased 3.9% in 2012 compared to 2011, adjusting for the extra week in 2011, as a result of strong sales in the rose and bouquet categories. Floral sales increases are now occurring on a weekly basis as a result of improved quality, variety and selection, as well as in-store freshness, merchandising and customer service.

Additionally within the fresh category, deli sales decreased 2.8% in 2012 compared to 2011, adjusting for the extra week in 2011. Sales declined as a result of emergency sales surges in September 2011 caused by flooding due to Hurricanes Irene and Lee, which impacted regions of Pennsylvania and southern New York, where the majority of the Company's stores are located. Customers were unable to prepare meals at home for extended periods of time in 2011, resulting in increased deli sales. Seafood sales increased 3.5% in 2012 compared to 2011, adjusting for the extra week in 2011. The increase primarily resulted from increased fresh varieties and merchandising strategies that promote shrimp, fresh fillets and crab categories.

Adjusting for the extra week in 2011, pharmacy sales decreased 3.1% in 2012 compared to 2011 and increased 2.3% in 2011 compared to 2010. In 2012, pharmacy sales were impacted by a $10.4 million decline due to the conversion of brand drugs to generic. Generics are sold at lower retail prices, decreasing total pharmacy sales. Although sales dropped significantly in dollars because of the increased utilization of generic pharmaceuticals, the number of units sold in comparable stores increased 0.4% in 2012 compared to 2011. As part of management's strategy to offset this decline, the Company has expanded its immunization programs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

Adjusting for the extra week in 2011, dairy sales decreased 1.0% in 2012 compared to 2011. The sales decline is attributed to deflationary pressure on large commodity markets such as milk. However, adjusting for the extra week in 2011, dairy sales increased 6.7% in 2011 compared to 2010, as a result of continued product inflation throughout the dairy category in 2011. Management anticipates commodity prices within the dairy category to increase slowly throughout 2013.

The Company is committed to maintaining retail prices, but recognizes that inflationary pressures could cause the Company to raise prices in order to maintain margin rates.

Management remains confident in its ability to generate sales growth in a highly competitive environment, but also understands some competitors have greater financial resources and could use these resources to take measures which could adversely affect the Company's competitive position.

Cost of Sales and Gross Profit

Cost of sales consists of direct product costs (net of discounts and allowances), warehouse and transportation costs, as well as manufacturing facility operations.

According to the latest U.S. Bureau of Labor Statistics' report, the annual Seasonally Adjusted Food-at-Home Consumer Price Index increased 2.4% in 2012, 4.8% in 2011 and 0.4% in 2010. The annual Seasonally Adjusted Producer Price Index for Finished Consumer Foods increased 2.5% for 2012, 6.3% for 2011 and 3.9% for 2010. Despite the fluctuation of retail and wholesale prices, the Company maintained a gross profit rate of 27.5% in 2012, 26.7% in 2011 and 27.2% in 2010. Even though the U.S. Bureau of Labor Statistics' index rates may be reflective of a trend, it will not necessarily be indicative of the Company's actual results.

The Company experienced a LIFO charge of $1.2 million for 2012, compared to a charge of $8.7 million for 2011 and a charge of $2.9 million in 2010. Significant wholesale price inflation occurred during 2011. The Company is expecting moderate wholesale price inflation in 2013.

The Company's profitability is impacted by the cost of oil. Fluctuating fuel prices affect the delivered cost of product and the cost of other petroleum-based supplies such as plastic bags. As a percentage of sales, the cost of diesel fuel used by the Company to deliver goods from its distribution center to its stores remained unchanged in 2012 compared to 2011 and increased 0.1% in 2011 compared to 2010. According to the U.S. Department of Energy, the average diesel fuel price for the Central Atlantic States increased $0.18 per gallon to $4.11 per gallon as of December 29, 2012, compared to $3.93 per gallon as of December 31, 2011. Based upon the U.S. Energy Information Administration's current projections, the Company is expecting diesel fuel prices to remain fairly steady throughout 2013.

Although the Company experienced product cost inflation in 2012, 2011 and 2010, management cannot accurately measure the full impact of inflation or deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors.

Operating, General and Administrative Expenses

Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses." Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

The Company may not be able to recover rising expenses through increased prices charged to its customers. Any delay in the Company's response to unforeseen cost increases or competitive pressures that prevent its ability to raise prices may cause earnings to suffer. A majority of our associates are paid hourly rates related to federal and state minimum wage laws. Although we have and will continue to attempt to pass along any increased labor costs through food price increases, there can be no assurance that all such increased labor costs can be reflected in our prices or that increased prices will be absorbed by consumers without diminishing consumer spending to some degree. However, to date, we have not experienced a significant reduction in profit margins as a result of changes in such laws, and management does not anticipate any significant related future reductions in gross profit margins.

Employee-related costs such as wages, employer paid taxes, health care benefits and retirement plans, comprise over 60% of the total operating, general and administrative expenses. Employee-related costs, inclusive of the extra week in 2011, increased 1.0% in 2012 compared to 2011 and 3.3% in 2011 compared to 2010. As a percent of sales, employee-related costs increased 0.4% and direct store labor increased 0.2% in 2012 compared to 2011.

The Company expensed $1.1 million, $111,000 and $798,000 in 2012, 2011 and 2010, respectively, due to adjustments made to the non-qualified supplemental executive retirement plan resulting from a rise in the equity market. (see Note 6 Retirement Plans, of Notes to the Consolidated Financial Statements.)

The Company's self-insured health care benefit expenses increased 5.4% in 2012 compared to 2011 and decreased 0.5% in 2011 compared to 2010. The Company remains concerned about the potential impact that The Patient Protection and Affordable Care Act will have on its future operating expenses.

Depreciation expense was $50.7 million, or 1.9% of total sales, for 2012 compared to $59.4 million, or 2.2% of total sales, for 2011 and $55.1 million, or 2.1% of total sales, for 2010. In the first quarter of 2012, the Company changed its accounting policy for property and equipment. The decrease in depreciation expense resulted from the Company's change in depreciation method from accelerated methods to straight-line, despite additional capital expenditures as the Company implements its capital expansion program. See Note 1 to the Consolidated Financial Statements included in this Annual Report on Form 10-K for more information on the Company's change in accounting estimate related to depreciation expense. See the Liquidity and Capital Resources section for further information regarding the Company's capital expansion program.

The Company's interchange fees for accepting credit and debit cards decreased 1.1% to $19.1 million in 2012 compared to 2011 and increased 8.3% to $19.3 million in 2011 compared to 2010. The Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act authorized the Federal Reserve to set rules to implement caps on debit card interchange fees. As a result of these rules, the Company estimates that its "Operating, general and administrative expenses" were impacted by a 0.19% decline in debit card interchange fees as a percent of debit card sales.

Retail store profitability is sensitive to volatility in utility costs due to the amount of electricity and gas required to operate the Company's stores and facilities. The Company is responding to this volatility in operating costs by employing conservation technologies, procurement strategies and associate energy awareness programs to manage and reduce consumption. The Company replaced its existing lighting system at its 1.1 million square-foot distribution center with low watt florescent and LED lighting, reducing energy consumption by 80% and operating costs by 30%. Its new store prototypes contain skylights that harvest natural daylight to reduce lighting costs, LED lighting and motion sensors in its frozen departments and energy management systems. All Company stores have an assigned Energy Captain to promote in-store energy conservation. In 2012, the Company opened its first LEED (Leadership in Energy and Environmental Design) store in Fogelsville, PA. This store also received a GreenChill Gold certification for its advanced refrigeration system. Four other stores have also been recertified with GreenChill Silver certifications. Through these efforts, the Company has decreased electricity consumption by over 4.4 million kWh, reducing energy costs by $2.7 million. Through these initiatives, with the added benefit of clement weather and a declining market in electricity costs, the Company's utility expense decreased by 8.6% in 2012 compared to 2011 and 6.3% in 2011 compared to 2010.

Results of Operations (continued)

Above average snowfall and significant ice storms struck the Mid-Atlantic states, the Company's operating region, in the first quarter of 2011. In order to hedge the Company's potential snow removal expense against drastic swings and divert the associated risk, the Company has entered into a fixed rate contractual arrangement for snow and ice removal. As a result, these expenses decreased $336,000 in 2012 compared to 2011. Snow removal costs also decreased $150,000 in 2011 compared to 2010, since the snow fall was above average in the Mid-Atlantic states in 2010.

The Company's income from the sale of cardboard salvage, decreased $1.5 million in 2012 compared to 2011. This was due to decreased price per ton of cardboard in 2012 compared to 2011 and a reduction in volume salvaged. Cardboard salvage income increased $1.2 million in 2011 compared to 2010, when market prices were significantly higher.

Investment Income

The Company's investment portfolio consists of marketable securities which currently includes municipal bonds and equity securities. The Company classifies all of its marketable securities as available-for-sale. The Company experienced a $615,000 decrease on gains recognized on the sale of equity securities in 2012 compared to 2011 but experienced a $975,000 increase in 2011 compared to 2010. The Company's investment income during 2012 and 2011 also increased as a result of strategic investment decisions weighed heavily toward municipal bonds, starting at the end of 2010.

Other Income

Upon completion, the Company recognized a gain of $414,000 on the bargain purchase of three former Genuardi locations in the Delaware Valley region of Pennsylvania, from Safeway Inc., in the second quarter of 2012.

Provision for Income Taxes

The effective income tax rate was 37.0%, 35.7% and 36.4% in 2012, 2011, and 2010, respectively. The rate increased in 2012 primarily due to the decrease in the domestic production deduction also referred to as the Section 199 deduction. The qualifying manufacturing sales decreased during 2011 resulting in a sizeable provision to return adjustment which results in a higher effective tax rate. The 2012 manufacturing sales also decreased therefore the deduction was reduced compared to the 2011 deduction resulting in a higher effective tax rate. The effective income tax rate differs from the federal statutory rate of 35% primarily due to the effect of state taxes, net of permanent differences.

Liquidity and Capital Resources

Net cash provided by operating activities was $124.0 million in 2012 compared to $152.4 million in 2011 and $146.7 million in 2010. Working capital increased 2.7% in 2012, decreased 4.7% in 2011 and increased 35.6% in 2010. The 2011 decrease in working capital is a result of the special dividend issued to shareholders in the fourth quarter.

Net cash used in investing activities was $107.6 million in 2012, compared to $165.8 million in 2011 and $73.5 million in 2010. These funds were used primarily for property and equipment purchases in the three fiscal years presented. Property and equipment purchases, including the 2012 acquisition of a business, totaled $115.9 million in 2012 compared to $110.5 million in 2011 and $69.9 million in 2010. In 2012, the Company acquired three former Genuardi stores for $6.1 million. As a percentage of sales, capital expenditures including the acquisition were 4.3%, 4.0% and 2.7% in 2012, 2011 and 2010, respectively. The Company also purchased $13.8 million of marketable securities in 2012, compared to $81.9 million in 2011 and $12.2 million in 2010.

The Company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the Company's distribution facilities. Management estimates that its current development plans will require an investment of approximately $125.0 million in 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Liquidity and Capital Resources (continued)

Net cash used in financing activities during 2012 was $32.3 million compared to $58.4 million in 2011 and $31.2 million in 2010. The majority of the financing activities consisted of dividend payments to shareholders, including a special dividend declaration during the fourth quarter of 2011. At December 29, 2012, the Company had outstanding letters of credit of $12.8 million. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company does not anticipate drawing on any of them. The Company has a $50 million short-term credit facility agreement to fund working capital needs and potential acquisitions. Currently, the Company does not have an outstanding liability related to the short-term credit facility agreement.

Total cash dividend payments on common stock, on a per share basis, amounted to $1.20 in 2012, $2.17 in 2011 and $1.16 in 2010. No treasury stock was purchased in 2012 or 2011, compared to treasury stock purchases of $2,000 in 2010. The Board of Directors' 2004 resolution authorizing the repurchase of up to one million shares of the Company's common stock has a remaining balance of 752,468 shares.

The Company has no other commitment of capital resources as of December 29, 2012, other than the lease commitments on its store facilities under operating leases that expire at various dates through 2028. The Company anticipates funding its working capital requirements and its $125.0 million capital expansion program through cash and investment reserves and future internally generated cash flows from operations.

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The Company's marketable securities portfolio currently consists of municipal bonds and equity securities. Other short-term investments are classified as cash equivalents on the Consolidated Balance Sheets.

Under its current policies, the Company invests in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Currently, the Company's investment strategy of obtaining marketable securities with maturity dates between one and ten years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the Company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The Company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located in "Item 7a. Quantitative and Qualitative Disclosures about Market Risk" of this report.

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the Company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the Company believes that its exposure in this area is not material.

The Company experienced an unrealized holding loss net of deferred taxes of $9,000 in 2012, compared to unrealized holding gains net of deferred taxes of $1.4 million and $405,000 in 2011 and 2010, respectively (see Consolidated Statements of Comprehensive Income). As of December 29, 2012, the Company had $9.0 million in gross unrealized holding gains and $497,000 in gross unrealized holding losses related to marketable securities (see Note 2 Marketable Securities, of Notes to the Consolidated Financial Statements).

Contractual Obligations

The following table represents scheduled maturities of the Company's long-term contractual obligations as of December 29, 2012.

		Payments due by period			
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 224,182	$ 32,194	$ 61,037	$ 46,382	$ 84,569
Total	$ 224,182	$ 32,194	$ 61,037	$ 46,382	$ 84,569

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Liquidity and Capital Resources (continued)

Off-Balance Sheet Arrangements
The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations or cash flows, except for the possibility that the Financial Accounting Standards Board could require the Company's store leases to be recognized on the balance sheet.

Critical Accounting Estimates

The Company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the Company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements. In the first quarter of 2012, the Company changed its accounting policy for the depreciation of property and equipment. See Note 1 (j) to the Consolidated Financial Statements included in this Annual Report on Form 10-K for more information on the Company's change in accounting estimate related to depreciation expense.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The Company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The Company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Vendor Allowances
Vendor allowances related to the Company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with the underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the Company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs
The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from two to six years. At December 29, 2012, closed store lease liabilities totaled $635,000. The Company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Critical Accounting Estimates (continued)

Self-Insurance
The Company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company was liable for associate health claims up to an annual maximum of $750,000 per member prior to March 1, 2012, $1,250,000 per member prior to March 1, 2013 and is liable for associate health claims up to an annual maximum of $2,000,000 per member as of March 1, 2013. The Company is liable for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000. Significant assumptions used in the development of the actuarial estimates include reliance on the Company's historical claims data including average monthly claims and average lag time between incurrence and reporting of the claim.

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements, which are included pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files periodically with the Securities and Exchange Commission.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk:

(dollars in thousands)	Expected Maturity Dates							Fair Value
December 29, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Dec. 29, 2012
Rate sensitive assets:								
Fixed interest rate securities	$ 9,430	$ 13,390	$ 16,300	$ 9,925	$ 6,235	$ 12,880	$ 68,160	$ 73,651
Average interest rate	1.75%	1.37%	1.91%	1.61%	2.81%	3.27%	2.06%	

Other Relevant Market Risks
The Company's equity securities at December 29, 2012 had a cost basis of $1,136,000 and a fair value of $8,850,000. The dividend yield realized on these equity investments was 5.47% in 2012. Market risk, as it relates to equities owned by the Company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

WEIS MARKETS, INC.

Item 8. Financial Statements and Supplementary Data:

WEIS MARKETS, INC.
CONSOLIDATED BALANCE SHEETS

(dollars in thousands) *December 29, 2012 and December 31, 2011*	**2012**	2011
Assets		
Current:		
Cash and cash equivalents	**$ 21,439**	$ 37,392
Marketable securities	**82,501**	89,348
Accounts receivable, net	**53,842**	52,410
Inventories	**245,243**	226,191
Prepaid expenses	**10,132**	8,995
Income taxes recoverable	**---**	1,226
Total current assets	**413,157**	415,562
Property and equipment, net	**638,634**	575,003
Goodwill	**35,162**	35,162
Intangible and other assets, net	**3,487**	3,277
Total assets	**$ 1,090,440**	$ 1,029,004
Liabilities		
Current:		
Accounts payable	**$ 126,258**	$ 132,092
Accrued expenses	**27,193**	31,298
Accrued self-insurance	**18,544**	18,103
Deferred revenue, net	**6,635**	6,197
Income taxes payable	**1,359**	---
Deferred income taxes	**3,420**	4,130
Total current liabilities	**183,409**	191,820
Postretirement benefit obligations	**15,206**	14,434
Deferred income taxes	**89,109**	73,081
Other	**7,026**	3,783
Total liabilities	**294,750**	283,118
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 33,047,807 shares issued	**9,949**	9,949
Retained earnings	**931,579**	881,346
Accumulated other comprehensive income, net	**5,019**	5,448
	946,547	896,743
Treasury stock at cost, 6,149,364 shares	**(150,857)**	(150,857)
Total shareholders' equity	**795,690**	745,886
Total liabilities and shareholders' equity	**$ 1,090,440**	$ 1,029,004

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except shares and per share amounts) *For the Fiscal Years Ended December 29, 2012, December 31, 2011 and December 25, 2010*	**2012 (52 weeks)**	2011 (53 weeks)	2010 (52 weeks)
Net sales	**$ 2,701,405**	$ 2,752,504	$ 2,620,378
Cost of sales, including warehousing and distribution expenses	**1,958,852**	2,016,649	1,906,753
Gross profit on sales	**742,553**	735,855	713,625
Operating, general and administrative expenses	**615,521**	621,575	608,309
Income from operations	**127,032**	114,280	105,316
Investment income	**3,468**	3,326	2,069
Other income	**414**	---	---
Income before provision for income taxes	**130,914**	117,606	107,385
Provision for income taxes	**48,403**	42,022	39,094
Net income	**$ 82,511**	$ 75,584	$ 68,291
Weighted-average shares outstanding, basic and diluted	**26,898,443**	26,898,443	26,898,443
Cash dividends per share	**$ 1.20**	$ 2.17	$ 1.16
Basic and diluted earnings per share	**$ 3.07**	$ 2.81	$ 2.54

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands) *For the Fiscal Years Ended December 29, 2012, December 31, 2011 and December 25, 2010*	**2012 (52 weeks)**	2011 (53 weeks)	2010 (52 weeks)
Net income	**$ 82,511**	$ 75,584	$ 68,291
Other comprehensive income by component, net of tax:			
Unrealized holding (losses) gains arising during period			
(Net of deferred taxes of $0, $923 and $288, respectively)	**(9)**	1,391	405
Reclassification adjustment for gains included in net income			
(Net of deferred taxes of $293, $601 and $93, respectively)	**(420)**	(846)	(130)
Other comprehensive income, net of tax	**(429)**	545	275
Comprehensive income, net of tax	**$ 82,082**	$ 76,129	$ 68,566

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands, except shares) For the Fiscal Years Ended December 29, 2012, December 31, 2011 and December 25, 2010	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 26, 2009	33,047,807	$ 9,949	$ 827,042	$ 4,628	6,149,315	$ (150,855)	$ 690,764
Net income	—	—	68,291	—	—	—	68,291
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	275	—	—	275
Treasury stock purchased	—	—	—	—	49	(2)	(2)
Dividends paid	—	—	(31,201)	—	—	—	(31,201)
Balance at December 25, 2010	33,047,807	9,949	864,132	4,903	6,149,364	(150,857)	728,127
Net income	—	—	75,584	—	—	—	75,584
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	545	—	—	545
Dividends paid	—	—	(58,370)	—	—	—	(58,370)
Balance at December 31, 2011	33,047,807	9,949	881,346	5,448	6,149,364	(150,857)	745,886
Net income	—	—	82,511	—	—	—	82,511
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	(429)	—	—	(429)
Dividends paid	—	—	(32,278)	—	—	—	(32,278)
Balance at December 29, 2012	**33,047,807**	**$ 9,949**	**$ 931,579**	**$ 5,019**	**6,149,364**	**$ (150,857)**	**$ 795,690**

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) *For the Fiscal Years Ended December 29, 2012, December 31, 2011 and December 25, 2010*	**2012 (52 weeks)**	2011 (53 weeks)	2010 (52 weeks)
Cash flows from operating activities:			
Net income	**$ 82,511**	$ 75,584	$ 68,291
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**44,153**	53,185	48,567
Amortization	**6,498**	6,198	6,491
Gain on disposition of fixed assets	**(1,407)**	(576)	(1,023)
Gain on sale of marketable securities	**(713)**	(1,447)	(223)
Gain on acquisition of business	**(414)**	---	---
Changes in operating assets and liabilities:			
Inventories	**(17,936)**	4,830	(8,006)
Accounts receivable and prepaid expenses	**(2,569)**	(1,664)	(1,272)
Income taxes recoverable	**1,226**	1,486	(2,712)
Accounts payable and other liabilities	**(5,045)**	2,119	297
Income taxes payable	**1,359**	---	(484)
Deferred income taxes	**15,611**	16,723	38,195
Other	**687**	(4,029)	(1,379)
Net cash provided by operating activities	**123,961**	152,409	146,742
Cash flows from investing activities:			
Purchase of property and equipment	**(109,774)**	(110,517)	(69,869)
Proceeds from the sale of property and equipment	**2,542**	2,097	2,013
Purchase of marketable securities	**(13,790)**	(81,885)	(12,245)
Proceeds from maturities of marketable securities	**---**	8,620	6,296
Proceeds from the sale of marketable securities	**19,941**	16,019	341
Acquisition of business	**(6,116)**	---	---
Purchase of intangible assets	**(439)**	(121)	---
Net cash used in investing activities	**(107,636)**	(165,787)	(73,464)
Cash flows from financing activities:			
Dividends paid	**(32,278)**	(58,370)	(31,201)
Purchase of treasury stock	**---**	---	(2)
Net cash used in financing activities	**(32,278)**	(58,370)	(31,203)
Net (decrease) increase in cash and cash equivalents	**(15,953)**	(71,748)	42,075
Cash and cash equivalents at beginning of year	**37,392**	109,140	67,065
Cash and cash equivalents at end of year	**$ 21,439**	$ 37,392	$ 109,140

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies utilized in preparing the Company's consolidated financial statements:

(a) Description of Business

Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The Company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the Company's business during fiscal 2012.

(b) Definition of Fiscal Year

The Company's fiscal year ends on the last Saturday in December. Fiscal 2012 was comprised of 52 weeks, ending on December 29, 2012. Fiscal 2011 was comprised of 53 weeks, ending on December 31, 2011. Fiscal 2010 was comprised of 52 weeks, ending on December 25, 2010. References to years in this annual report relate to fiscal years.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Reclassifications

The Company reclassified certain immaterial amounts in the Consolidated Balance Sheets.

(f) Cash and Cash Equivalents

The Company maintains its cash balances in the form of core checking accounts and money market accounts. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions that management believes are creditworthy.

The Company considers investments with an original maturity of three months or less to be cash equivalents. Investment amounts classified as cash equivalents as of December 29, 2012 and December 31, 2011 totaled $8.1 million and $17.8 million, respectively.

(g) Marketable Securities

Marketable securities consist of municipal bonds and equity securities. The Company invests primarily in high-grade marketable securities. The Company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) Accounts Receivable

Accounts receivable are stated net of an allowance for uncollectible accounts of $1,526,000 and $1,415,000 as of December 29, 2012 and December 31, 2011, respectively. The reserve balance relates to amounts due from pharmacy third party providers, retail customer returned checks, manufacturing customers and vendors. The Company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions. Customer electronic payments accepted at the point of sale are classified as accounts receivable until collected.

Note 1 Summary of Significant Accounting Policies (continued)

(i) Inventories
Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods. The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts and to provide for estimated shortages from the last physical count to the financial statement date.

(j) Property and Equipment
In the first quarter of 2012, the Company changed its accounting policy for property and equipment. Property and equipment continue to be recorded at cost. Prior to January 1, 2012, the Company provided for depreciation of buildings and improvements and equipment using accelerated methods. Effective January 1, 2012, the Company changed its method of depreciation for this group of assets from the accelerated methods to straight-line. Management deemed the change preferable because the straight-line method will more accurately reflect the pattern of usage and the expected benefits of such assets. Management also considered that the change will provide greater consistency with the depreciation methods used by other companies in the Company's industry. The change was accounted for as a change in accounting estimate effected by a change in accounting principle. The net book value of assets acquired prior to January 1, 2012 with useful lives remaining will be depreciated using the straight-line method prospectively. If the Company had continued using accelerated methods, depreciation expense would have been $11.5 million greater in 2012. Had accelerated methods continued to be used, after considering the impact of income taxes, the effect would decrease net income by $6.8 million or $.25 per share in 2012.

Leasehold improvements are unaffected by the change noted above. Leasehold improvements continue to be amortized using the straight line method over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Operating, general and administrative expenses."

(k) Goodwill and Intangible Assets
Intangible assets with an indefinite useful life are not amortized until their useful life is determined to be no longer indefinite and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances.

To derive the fair value of the Company's sole reporting unit, the Company uses an income approach along with an analysis of its stock value. Under the income approach, fair value of a reporting unit is determined based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Company. Estimated future cash flows are based on the Company's internal projection model. The stock value evaluation consists of measuring the average market capitalization of the Company against its total asset value of its sole reporting unit. The Company completes its impairment test in the third quarter of each fiscal year.

The results of the impairment test are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

Note 1 Summary of Significant Accounting Policies (continued)

(k) Goodwill and Intangible Assets (continued)
The Company's intangible assets and related accumulated amortization at December 29, 2012 and December 31, 2011 consisted of the following:

	December 29, 2012			December 31, 2011		
(dollars in thousands)	**Gross**	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Non-Compete Agreements	**$ 1,200**	**$ 1,120**	**$ 80**	$ 1.200	$ 1,040	$ 160
Lease Acquisitions	**5,330**	**2,961**	**2,369**	5.409	2,795	2,614
Liquor Licenses	**942**	**22**	**920**	---	---	---
Customer Lists	**120**	**2**	**118**	---	---	---
Total	**$ 7,592**	**$ 4,105**	**$ 3,487**	$ 6.609	$ 3,835	$ 2,774

Intangible assets with a definite useful life are generally amortized on a straight-line basis over periods ranging from 15 to 30 years. Estimated amortization expense for the next five fiscal years is approximately $350,000 in 2013, $269,000 in 2014, $269,000 in 2015, $269,000 in 2016 and $269,000 in 2017. As of December 29, 2012, the Company has no intangible assets, other than goodwill, with indefinite lives.

(l) Impairment of Long-Lived Assets
The Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(m) Store Closing Costs
The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from two to six years. Closed store lease liabilities totaled $635,000 and $756,000 as of December 29, 2012 and December 31, 2011, respectively. The Company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores.

(n) Self-Insurance
The Company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The Company was liable for associate health claims up to an annual maximum of $750,000 per member prior to March 1, 2012, $1,250,000 per member prior to March 1, 2013 and is liable for associate health claims up to an annual maximum of $2,000,000 per member as of March 1, 2013. The Company is liable for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000.

Note 1 Summary of Significant Accounting Policies (continued)

(o) Income Taxes
The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(p) Earnings Per Share
Earnings per share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. The last stock options granted under the Stock Option Plan in 2002 expired in 2010. Basic and diluted earnings per share are the same amounts for each period presented.

(q) Revenue Recognition
Revenue from the sale of products to the Company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the Company will run a point based sales incentive program that rewards customers with future sales discounts. The Company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program. Discounts to customers at the point of sale provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales provided the discounts are redeemable at any retailer that accepts those discounts. The Company records "Deferred revenue" for the sale of gift cards and revenue is recognized in "Net sales" at the time of customer redemption for products. Gift card breakage income is recognized in "Operating, general and administrative expenses" based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. Merchandise return activity is immaterial to revenues.

(r) Cost of Sales, Including Warehousing and Distribution Expenses
"Cost of sales, including warehousing and distribution expenses" consists of direct product (net of discounts and allowances), warehouse and transportation costs, as well as manufacturing facility operations.

(s) Vendor Allowances
Vendor allowances that relate to the Company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with the underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the Company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $75.1 million in 2012, $66.5 million in 2011 and $60.3 million in 2010. Vendor paid cooperative advertising credits totaled $16.4 million in 2012, $18.2 million in 2011 and $18.8 million in 2010. These credits were netted against advertising costs within "Operating, general and administrative expenses." The Company had accounts receivable due from vendors of $609,000 and $95,000 for earned advertising credits and $4.6 million and $4.5 million for earned promotional discounts as of December 29, 2012 and December 31, 2011, respectively. The Company had $861,000 and $1.1 million in unearned income included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation as of December 29, 2012 and December 31, 2011, respectively.

Note 1 Summary of Significant Accounting Policies (continued)

(t) Operating, General and Administrative Expenses
Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" in the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

(u) Advertising Costs
The Company expenses advertising costs as incurred. The Company recorded advertising expense, before vendor paid cooperative advertising credits, of $23.5 million in 2012, $24.7 million in 2011 and $25.1 million in 2010 in "Operating, general and administrative expenses."

(v) Rental Income
The Company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Operating, general and administrative expenses." All leases are operating leases, as disclosed in Note 5, and do not contain upfront considerations.

(w) Current Relevant Accounting Standards
In May 2011, the Financial Accounting Standards Board (FASB) issued new authoritative guidance to achieve a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. Adoption of the new guidance did not have an impact on the Company's consolidated financial statements.

In September 2011, FASB issued additional authoritative guidance on testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption of the new guidance did not have an impact on the Company's consolidated financial statements.

In December 2011, the FASB and International Accounting Standards Board jointly issued additional authoritative guidance to enhance disclosure requirements, including both gross and net information, for instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and is to be applied retrospectively. In January 2013, FASB amended the additional authoritative guidance to clarify the scope. The amendments clarify that the guidance only applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The Company is no longer subject to the disclosure requirements.

In February 2013, FASB issued additional authoritative guidance on comprehensive income and the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This new guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this new guidance will require additional disclosures and presentation of items impacting other comprehensive income but will not have an impact on the Company's consolidated financial statements.

Note 2 Marketable Securities

The Company's marketable securities are all classified as available-for-sale. FASB has established three levels of inputs that may be used to measure fair value:

Level 1 Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2 Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and
Level 3 Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company's marketable securities valued using Level 1 inputs include highly liquid equity securities, for which quoted market prices are available. The Company's bond portfolio is valued using Level 2 inputs. The Company's bonds are valued using a combination of pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs, which are considered Level 2 inputs.

For Level 2 investment valuation, the Company utilizes standard pricing procedures of its investment brokerage firm(s) which include various third party pricing services such as FT Interactive Data, Reuters, Bloomberg and JP Morgan Pricing Direct. These procedures also require specific price monitoring practices as well as pricing review reports, valuation oversight and pricing challenge procedures to maintain the most accurate representation of investment fair market value. In addition, the Company engaged an independent firm to value a sample of the Company's municipal bond holdings in order to validate the investment's assigned fair value in 2012.

Marketable securities, as of December 29, 2012 and December 31, 2011, consisted of:

(dollars in thousands) *December 29, 2012*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Level 1				
Equity securities	**$ 1,136**	**$ 7,714**	**$ ---**	**$ 8,850**
Level 2				
Municipal bonds	**72,840**	**1,308**	**(497)**	**73,651**
	$ 73,976	**$ 9,022**	**$ (497)**	**$ 82,501**

(dollars in thousands) *December 31, 2011*	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale:				
Level 1				
Equity securities	$ 1,713	$ 7,735	$ ---	$ 9,448
Level 2				
Municipal bonds	78,388	1,512	---	79,900
	$ 80,101	$ 9,247	$ ---	$ 89,348

Maturities of marketable securities classified as available-for-sale at December 29, 2012, were as follows:

(dollars in thousands)	**Amortized Cost**	**Fair Value**
Available-for-sale:		
Due within one year	$ 4,078	$ 3,933
Due after one year through five years	49,607	49,255
Due after five years through ten years	17,655	18,963
Due after ten years	1,500	1,500
Equity securities	1,136	8,850
	$ 73,976	$ 82,501

Note 3 Inventories

Merchandise inventories, as of December 29, 2012 and December 31, 2011, were valued as follows:

(dollars in thousands)	2012	2011
LIFO	$ 187,847	$ 173,879
Average cost	57,396	52,312
	$ 245,243	$ 226,191

Management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the Company's circumstances. If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $78,330,000 and $77,129,000 higher than as reported on the above methods as of December 29, 2012 and December 31, 2011, respectively. During 2011, the Company realized a decrement of $5.6 million in its LIFO pools.

Note 4 Property and Equipment

Property and equipment, as of December 29, 2012 and December 31, 2011, consisted of:

(dollars in thousands)	Useful Life (in years)	2012	2011
Land		$ 97,810	$ 93,676
Buildings and improvements	10-60	508,253	492,024
Equipment	3-12	817,822	759,158
Leasehold improvements	5-20	168,879	144,057
Total, at cost		1,592,764	1,488,915
Less accumulated depreciation and amortization		954,130	913,912
		$ 638,634	$ 575,003

Note 5 Lease Commitments

At December 29, 2012, the Company leased approximately 50% of its open store facilities under operating leases that expire at various dates through 2028. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the Company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the Company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The Company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2012	2011	2010
Minimum annual rentals	$ 30,141	$ 30,970	$ 33,285
Contingent rentals	134	512	598
Lease or sublease income	(6,352)	(6,704)	(6,514)
	$ 23,923	$ 24,778	$ 27,369

Note 5 Lease Commitments (continued)
The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining non-cancelable lease terms in excess of one year as of December 29, 2012.

(dollars in thousands)	Leases	Subleases
2013	$ 32,194	$ (3,411)
2014	32,323	(3,116)
2015	28,714	(2,780)
2016	25,213	(2,155)
2017	21,169	(1,241)
Thereafter	84,569	(1,728)
	$ 224,182	$ (14,431)

The Company has $99,000 accrued as of December 29, 2012 and had $139,200 accrued as of December 31, 2011, for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans
The Company has a contributory retirement savings plan, the Weis Markets, Inc. Retirement Savings Plan, covering substantially all full-time associates. The Company had a noncontributory profit-sharing plan, the Weis Markets, Inc. Profit Sharing Plan, covering eligible associates which included certain salaried associates, store management and administrative support personnel. Effective December 1, 2009, the Weis Markets, Inc. Profit Sharing Plan was merged into the Weis Markets, Inc. Retirement Savings Plan. The Company also has three supplemental retirement plans covering highly compensated employees of the Company. The Company's policy is to fund all qualified retirement plan costs as accrued, but not supplemental retirement costs. Employer contributions to the qualified retirement plans are made at the sole discretion of the Company.

As of December 31, 2006, the Weis Markets, Inc. Employee Stock Bonus Plan was terminated, and subsequently all plan assets were distributed to participants or beneficiaries by December 31, 2009.

Retirement plan costs:

(dollars in thousands)	**2012**	2011	2010
Retirement savings plan	**$ 1,560**	$ 1,242	$ 1,134
Profit-sharing plan	**1,650**	1,650	1,414
Employee stock bonus plan	**---**	---	(3)
Deferred compensation plan	**291**	(26)	570
Supplemental retirement plan	**1,105**	111	798
Pharmacist deferred compensation plan	**198**	(17)	81
	$ 4,804	$ 2,960	$ 3,994

The Company maintains a non-qualified deferred compensation plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate. The plan is unfunded and accounted for on an accrual basis. The projected benefit obligations are equal to the liability for pension benefits included in "Accrued expenses" and "Postretirement benefit obligations" in the Consolidated Balance Sheets.

Note 6 Retirement Plans (continued)

Change in the benefit obligations:

(dollars in thousands)	**2012**	2011
Benefit obligations at beginning of year	**$ 7,487**	$ 7,744
Interest cost	**557**	564
Benefit payments	**(51)**	(232)
Actuarial loss	**(267)**	(589)
	$ 7,726	$ 7,487

Weighted-average assumptions used to determine benefit obligations:	**2012**	2011
Discount rate	**7.50%**	7.50%

Components of net periodic benefit cost:

(dollars in thousands)	**2012**	2011	2010
Interest cost	**$ 557**	$ 564	$ 538
Amount of recognized gain	**318**	821	200

Estimated future benefit payments:

(dollars in thousands)	**Benefits**
2013	$ 51
2014	1,603
2015	1,603
2016	1,603
2017	1,603
2018 – 2022	8,014

The Company also maintains a non-qualified supplemental executive retirement plan and a non-qualified pharmacist deferred compensation plan for certain of its associates. These plans are designed to provide retirement benefits and salary deferral opportunities because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. These plans are unfunded and accounted for on an accrual basis. Participants in these plans are excluded from participation in the profit sharing portion of the Weis Markets, Inc. Retirement Savings Plan once their yearly earnings exceed the IRS highly compensated threshold. The Board of Directors annually determines the amount of the allocation to the plans at its sole discretion. The allocation among the various plan participants is made in both flat dollar amounts and in relationship to their compensation. Plan participants are 100% vested in their accounts after six years of service with the Company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in these plans. The present value of accumulated benefits amounted to $7,531,000 and $6,999,000 at December 29, 2012 and December 31, 2011, respectively, and is included in "Postretirement benefit obligations" in the Consolidated Balance Sheets.

The Company has no other postretirement benefit plans.

Note 7 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2012**	2011	2010
Current:			
Federal	**$ 30,258**	$ 24,518	$ 1,578
State	**2,534**	781	(679)
Deferred:			
Federal	**12,107**	12,731	33,612
State	**3,504**	3,992	4,583
	$ 48,403	$ 42,022	$ 39,094

The reconciliation of income taxes computed at the federal statutory rate (35% in 2012, 2011 and 2010) to the provision for income taxes is:

(dollars in thousands)	**2012**	2011	2010
Income taxes at federal statutory rate	**$ 45,820**	$ 41,151	$ 37,585
State income taxes, net of federal income tax benefit	**3,925**	2,558	2,538
Other	**(1,342)**	(1,687)	(1,029)
Provision for income taxes (effective tax rate 37.0%, 35.7% and 36.4%, respectively)	**$ 48,403**	$ 42,022	$ 39,094

Cash paid for income taxes was $27,500,000, $21,000,000 and $4,123,000 in 2012, 2011 and 2010, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 29, 2012 and December 31, 2011, are:

(dollars in thousands)	**2012**	2011
Deferred tax assets:		
Accounts receivable	**$ 426**	$ 403
Compensated absences	**510**	495
Long term employment incentives	**2,891**	1,554
Employee benefit plans	**3,784**	3,496
General liability insurance	**1,113**	1,074
Postretirement benefit obligations	**6,255**	5,931
Net operating loss carryforwards	**6,535**	6,825
Total deferred tax assets	**21,514**	19,778
Deferred tax liabilities:		
Inventories	**(6,241)**	(5,511)
Unrealized gains on marketable securities	**(3,506)**	(3,799)
Nondeductible accruals and other	**(1,995)**	(1,021)
Depreciation	**(102,301)**	(86,658)
Total deferred tax liabilities	**(114,043)**	(96,989)
Net deferred tax liability	**$ (92,529)**	$ (77,211)
Current deferred liability - net	**$ (3,420)**	$ (4,130)
Noncurrent deferred liability - net	**(89,109)**	(73,081)
Net deferred tax liability	**$ (92,529)**	$ (77,211)

Note 7 Income Taxes (continued)

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(dollars in thousands)		2012		2011
Unrecognized tax benefits at beginning of year	$	161	$	925
Increases based on tax positions related to the current year		---		---
Additions for tax positions of prior year		64		---
Reductions for tax positions of prior years		---		---
Settlements		---		(764)
Expiration of the statute of limitations for assessment of taxes		---		---
Unrecognized tax benefits at end of year	$	225	$	161

During 2012 the Company completed a final settlement with a state taxing authority resulting in a $64,000 state tax benefit net of Federal income taxes. The end of year unrecognized tax benefit of $225,000 for 2012 would impact the effective tax rate over time and if recognized would reduce the effective tax rate. Management anticipates settlement for the majority of unrecognized tax benefits within the next twelve months.

The Company's U.S. Federal income tax filings have been examined by the Internal Revenue Service through 2008. The Company or one of its subsidiaries files tax returns in various states. The tax years subject to examination in Pennsylvania, where the majority of the Company's revenues are generated, are 2009 to 2012.

The Company has net operating loss carryforwards of $96 million available for state income tax purposes. The net operating losses will begin to expire starting in 2027. The Company expects to fully utilize these net operating loss carryforwards.

Note 8 Acquisition of Business

Fiscal 2012 Acquisitions

On June 11, 2012, Weis Markets, Inc. acquired three former Genuardi's stores located in Conshohocken, Doylestown and Norristown, Pennsylvania from Safeway Inc. Weis Markets, Inc. acquired the store locations and operations of these three former Genuardi's stores in an effort to establish its retail presence in the Delaware Valley. The results of operations of the three former Genuardi's stores are included in the accompanying consolidated financial statements from the date of acquisition. The three former Genuardi's stores contributed $22.1 million to sales in 2012.

The cash purchase price paid to Safeway Inc. was $6.1 million. The Company recognized a gain of $414,000 on the bargain purchase. The purchased assets include inventories, equipment and intangible assets. Weis Markets, Inc. assumed all three lease obligations of the former Genuardi's stores.

The following table summarizes the fair values of the assets acquired at the date of acquisition.

(dollars in thousands)		June 11, 2012
Inventories	$	1,116
Equipment		5,294
Intangible assets		120
Total assets acquired	$	6,530

Fiscal 2011 Acquisitions

There were no acquisitions for fiscal 2011.

Fiscal 2010 Acquisitions

There were no acquisitions for fiscal 2010.

Note 9 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2012 and 2011 are as follows:

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	March 31, 2012	**June 30, 2012**	**Sep. 29, 2012**	**Dec. 29, 2012**
Net sales	**$ 661,610**	**$ 677,097**	**$ 668,391**	**$ 694,307**
Gross profit on sales	**183,125**	**187,599**	**181,276**	**190,553**
Net income	**20,026**	**23,204**	**17,178**	**22,103**
Basic and diluted earnings per share	**.74**	**.86**	**.64**	**.83**

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			Fourteen Weeks Ended
	March 26, 2011	June 25, 2011	Sep. 24, 2011	Dec. 31, 2011
Net sales	$ 659,455	$ 676,660	$ 678,612	$ 737,777
Gross profit on sales	178,504	182,657	183,146	191,548
Net income	18,601	20,701	16,982	19,300
Basic and diluted earnings per share	.69	.77	.63	.72

Note 10 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the Company's marketable securities, as disclosed in Note 2, are based on quoted market prices and institutional pricing guidelines for those securities not classified as Level 1 securities.

Note 11 Contingencies

The Company is involved in various legal actions arising out of the normal course of business. The Company also accrues for tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated, based on past experience. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Weis Markets, Inc.

We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the periods ended December 29, 2012, December 31, 2011, and December 25, 2010 (52 weeks, 53 weeks, and 52 weeks, respectively). Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(c)(3). We also have audited the Company's internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (continued)
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Weis Markets, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the periods ended December 29, 2012, December 31, 2011, and December 25, 2010 (52 weeks, 53 weeks, and 52 weeks, respectively) in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/S/Grant Thornton LLP
Philadelphia, Pennsylvania
March 14, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:

None.

Item 9a. Controls and Procedures:

Management's Report on Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company (its principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the close of the period covered by this Report, that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

With the participation of the Chief Executive Officer and the Chief Financial Officer, management concluded that the Company's internal control over financial reporting was effective as of December 29, 2012.

The effectiveness of the Company's internal control over financial reporting as of the fiscal year end, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Form 10-K.

Item 9a. Controls and Procedures: (continued)

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 29, 2012, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9b. Other Information:

There was no information required on Form 8-K during this quarter that was not reported.

PART III

Item 10. Directors, Executive Officers and Corporate Governance:

In addition to the information reported in Part I of this Form 10-K under the caption "Executive Officers of the Registrant," "Election of Directors," "Board Committees and Meeting Attendance, Audit Committee," "Corporate Governance Matters," "Compensation Tables" and "Stock Ownership, Section 16(a) Beneficial Ownership Reporting Compliance" of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 are incorporated herein by reference.

Item 11. Executive Compensation:

"Board Committees and Meeting Attendance, Compensation Committee," "Executive Compensation, Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Tables" and "Other Information Concerning the Board of Directors, Compensation Committee Interlocks and Insider Participation" of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters:

"Stock Ownership" of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence:

"Other Information Concerning the Board of Directors, Review and Approval of Related Party Transactions" and "Independence of Directors" of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services:

"Ratification Of Appointment Of Independent Registered Public Accounting Firm" of the Weis Markets, Inc. definitive proxy statement dated March 14, 2013 is incorporated herein by reference.

WEIS MARKETS, INC.

PART IV

Item 15. Exhibits, Financial Statement Schedules:

(a)(1) The Company's 2012 Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are included in Item 8 of Part II.

(a)(2) Financial statement schedules required to be filed by Item 8 of this form, and by Item 15(c)(3) below:
Schedule II - Valuation and Qualifying Accounts, page 42 of this annual report on Form 10-K

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 15. Exhibits, Financial Statement Schedules: (continued)

(a)(3) A listing of exhibits filed or incorporated by reference is as follows:

Exhibit No.	Exhibits
3-A	Articles of Incorporation, filed as exhibit 4.1 in Form S-8 on September 13, 2002 and incorporated herein by reference.
3-B	By-Laws, filed as exhibit under Part IV, Item 14(c) in the annual report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated herein by reference.
10-A	Retirement Savings Plan, amended December 19, 2012 and filed with this annual report on Form 10-K.
10-B	Supplemental Executive Retirement Plan, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 31, 2011 and incorporated herein by reference. *
10-C	Deferred Compensation Plan for Pharmacists, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference.
10-D	Executive Benefits Agreement between the Company and Robert F. Weis, Chairman of the Board, signed on March 24, 2006, commencing immediately and continuing thereafter through December 31, 2023, filed on Form 8-K March 24, 2006 and incorporated herein by reference. *
10-E	Deferred Compensation Agreement between the Company and Mr. Robert F. Weis, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference. *
10-F	Executive Employment Agreement between the Company and Jonathan H. Weis, Vice Chairman and Secretary, signed on November 3, 2011, with retroactive effect to July 1, 2011 and continuing thereafter through December 31, 2016, filed as Exhibit 10.1 to Form 8-K November 8, 2011 and incorporated herein by reference. *
10-G	Vice Chairman Incentive Award Plan between the Company and Jonathan H. Weis, Vice Chairman and Secretary, signed on November 3, 2011, with retroactive effect to July 1, 2011 and continuing thereafter through December 31, 2016, filed as Exhibit 10.2 to Form 8-K November 8, 2011 and incorporated herein by reference. *
10-H	Executive Employment Agreement between the Company and David J. Hepfinger, President and Chief Executive Officer, signed on October 26, 2010, with retroactive effect to March 1, 2010 and continuing thereafter through February 28, 2013, filed as Exhibit 10.1 to Form 8-K November 1, 2010 and incorporated herein by reference. *
10-I	CEO Incentive Award Plan between the Company and David J. Hepfinger, President and Chief Executive Officer, signed on October 26, 2010, with retroactive effect to January 1, 2010 and continuing thereafter through December 31, 2014, filed as Exhibit 10.2 to Form 8-K November 1, 2010 and incorporated herein by reference. *
21	Subsidiaries of the Registrant, filed with this annual report on Form 10-K
23	Consent of Grant Thornton LLP, filed with this annual report on Form 10-K
31.1	Rule 13a-14(a) Certification - CEO, filed with this annual report on Form 10-K
31.2	Rule 13a-14(a) Certification - CFO, filed with this annual report on Form 10-K
32	Certification Pursuant to 18 U.S.C. Section 1350, filed with this annual report on Form 10-K

* Management contract or compensatory plan arrangement.

The Company will provide a copy of any exhibit upon receipt of a written request for the particular exhibit or exhibits desired. All requests should be addressed to the Company's principal executive offices.

(b) The Company files as exhibits to this annual report on Form 10-K, those exhibits listed in Item 15(a)(3) above.

WEIS MARKETS, INC.

Item 15(c)(3). Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts:

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
WEIS MARKETS, INC.
(dollars in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Accounts Describe	Deductions Describe (1)	Balance at End of Period
Fiscal Year ended December 29, 2012:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 1,415	$ 2,456	$ ---	$ 2,345	$ 1,526
Fiscal Year ended December 31, 2011:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 1,037	$ 1,377	$ ---	$ 999	$ 1,415
Fiscal Year ended December 25, 2010:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 969	$ 872	$ ---	$ 804	$ 1,037

(1) Deductions are uncollectible accounts written off, net of recoveries.

WEIS MARKETS, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIS MARKETS, INC.
(Registrant)

Date 03/14/2013

/S/David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
and Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date 03/14/2013

/S/Robert F. Weis
Robert F. Weis
Chairman of the Board of Directors

Date 03/14/2013

/S/Jonathan H. Weis
Jonathan H. Weis
Vice Chairman and Secretary
and Director

Date 03/14/2013

/S/David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
and Director
(principal executive officer)

Date 03/14/2013

/S/Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer
and Treasurer
(principal financial officer)

Date 03/14/2013

/S/Harold G. Graber
Harold G. Graber
Senior Vice President of Real Estate and Development
and Director

Date 03/14/2013

/S/Edward J. Lauth III
Edward J. Lauth III
Director

Date 03/14/2013

/S/Gerrald B. Silverman
Gerrald B. Silverman
Director

Date 03/14/2013

/S/Glenn D. Steele Jr.
Glenn D. Steele Jr.
Director

Date 03/14/2013

/S/Paul M. Stombaugh
Paul M. Stombaugh
Vice President, Corporate Controller
(principal accounting officer)

Exhibit 21

WEIS MARKETS, INC.

SUBSIDIARIES OF THE REGISTRANT

	State of Incorporation	Percent Owned By Registrant
Albany Public Markets, Inc.	New York	100%
Dutch Valley Food Company, Inc.	Pennsylvania	100%
SuperPetz, LLC	Pennsylvania	100%
Weis Transportation, Inc.	Pennsylvania	100%
WMK Financing, Inc.	Delaware	100%

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Exhibit 23

WEIS MARKETS, INC.

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 14, 2013, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of Weis Markets, Inc. on Form 10-K for the fiscal year ended December 29, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Weis Markets, Inc. on Form S-8 (File No. 333-99535, effective September 13, 2002).

/S/Grant Thornton LLP
Philadelphia, Pennsylvania
March 14, 2013

Exhibit 31.1

WEIS MARKETS, INC.

CERTIFICATION- CEO

I, David J. Hepfinger, certify that:

1. I have reviewed this annual report on Form 10-K of Weis Markets, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/S/ David J. Hepfinger
David J. Hepfinger
President and
Chief Executive Officer

Exhibit 31.2

WEIS MARKETS, INC.

CERTIFICATION- CFO

I, Scott F. Frost, certify that:

1. I have reviewed this annual report on Form 10-K of Weis Markets, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/S/ Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer
and Treasurer

Exhibit 32

WEIS MARKETS, INC.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Weis Markets, Inc. (the "Company") on Form 10-K for the fiscal year ending December 29, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David J. Hepfinger, President and Chief Executive Officer, and Scott F. Frost, Senior Vice President, Chief Financial Officer and Treasurer, of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) to my knowledge the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
03/14/2013

/S/ Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer and Treasurer
03/14/2013

A signed original of this written statement required by Section 906 has been provided to Weis Markets, Inc. and will be retained by Weis Markets, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.